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                             June 17, 2021

       Zheng Xu
       Chief Executive Officer
       Missfresh Ltd
       3rd Floor, Block A, Vanke Times Center
       No. 9 Wangjing Street, Chaoyang District
       Beijing 100016
       The People   s Republic of China

                                                        Re: Missfresh Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed June 8, 2021
                                                            File No. 333-256903

       Dear Mr. Xu:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1 filed June 8, 2021

       General

   1. We note that there is an exclusive forum provision in section 167 of your Ninth Amended and Restated Memorandum
of Association, filed as Exhibit 3.2, which states that "[u]nless the Company consents in
writing to the selection of an alternative forum, the United States
                                                        District Court for the
Southern District of New York (or, if the United States District
                                                        Court for the Southern
District of New York lacks subject matter jurisdiction over a particular dispute, the
state courts in New York County, New York) shall be the exclusive forum within the United
States for the resolution of any complaint asserting a cause of action arising out of
or relating in any way to the federal securities laws of the United
 Zheng Xu
Missfresh Ltd
June 17, 2021
Page 2
      States." Please revise to disclose this exclusive forum provision in the Description of
      Share Capital and Risk Factor sections.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                            Sincerely,
FirstName LastNameZheng Xu
                                                            Division of
Corporation Finance
Comapany NameMissfresh Ltd
                                                            Office of Trade &
Services
June 17, 2021 Page 2
cc:       Z. Julie Gao
FirstName LastName